Filed by Enable Midstream Partners, LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Enable Midstream Partners, LP

Commission File No.: 1-36413

On February 18, 2021, Enable Midstream Partners, LP distributed the below FAQ to employees:

FAQ

1. What was announced?

•	Energy Transfer (ET) will acquire Enable in an all-equity transaction.

•	The transaction is expected to close in mid-2021, subject to customary closing conditions and various required regulatory clearances.

2. Who is Energy Transfer?

•	It is one of the largest and most diversified midstream energy companies in the country with approximately 90,000 miles of pipelines traversing 38 states.

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ET is a publicly traded limited partnership with core operations that include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, NGL and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets.

3. Why are Enable and Energy Transfer combining?

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Our Sponsors and Board have been evaluating the best course of action to deliver long-term value to our unit holders. Energy Transfer brings significant strategic value with a tax efficient transaction for unitholders.

•	The combination of complementary assets enhances the scope and scale through basin, commodity, and customer diversity that have been key elements of Enable’s strategic goals.

•	Additionally, the combination positions Enable’s assets in an entity that provides services along the full midstream value chain, another long-term goal of Enable’s.

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These attributes, taken together with the combined entity’s ability to generate free cash flow, acceptable returns on capital and a strong balance sheet that can weather long-term commodity cycles affords deeper access to more competitively priced capital and an ability to capture synergies and efficiencies that improve run-rate costs.

4. What are the terms of the transaction?

•	The all-equity transaction is valued at approximately $7.2 billion with each Enable common unit holder receiving 0.8595 of an Energy Transfer unit for each common unit of Enable that they hold.

•	In addition, each outstanding Enable Series A preferred unit will be exchanged for 0.0265 Series G preferred units of ET.

•	The transaction will include a $10 million cash payment for the purchase of Enable’s general partner (“GP”) by Energy Transfer

•	Upon closing Enable unitholders are expected to own approximately 12 percent of Energy Transfer’s outstanding common units.

5. What does this mean for Enable?

•	This transaction allows Enable unitholders to participate in the significant value creation potential of the combined company.

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The combined company brings together complementary assets, increased geographic coverage and outstanding employees. The combined company also will have significantly increased scale, enabling it to be more efficient and to compete over a wider geographic area.

6. What does this mean for Enable employees?

•	Until the transaction closes, Enable and Energy Transfer will continue to operate as separate and independent companies consistent with the ordinary course of the respective businesses.

•	It is critical that Enable employees remain focused on working safely and serving our customers.

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We are establishing a team with Energy Transfer to begin planning the integration process. The integration team will begin its work shortly to develop a detailed and thoughtful plan, and we are committed to keeping you informed as decisions are made.

7. Who will lead the new combined company?

•	Upon closing, the combined company will be led by the Energy Transfer senior management team.

8. Where will the Company’s headquarters be located?

•	Energy Transfer is headquartered in Dallas, Texas and has assets and operations across 38 states.

9. Will Energy Transfer close other Enable office locations and/or facilities?

•	As part of the integration planning process, Energy Transfer will determine which locations are best suited to support the company going forward.

•	No decisions have been made at this time. We are committed to keeping you updated as these decisions are made.

10. Will there be any changes to compensation or benefits plans?

•	Until the transaction closes, Enable and Energy Transfer remain separate and independent organizations and there will be no changes to our compensation or benefit programs.

•	We are continuing the planned compensation cycle for 2020 STI funding as earned and the 2018 LTI vesting.

•	We are also continuing preparations for our 2021 STI & LTI award programs in the ordinary course.

•	As Enable is integrated into Energy Transfer’s corporate structure at some point after closing, employees will transition to Energy Transfer’s compensation and benefit programs.

•	We will provide employees with timely communication on any changes that can be expected upon closing.

11. Will my reporting structure be impacted by this announcement?

•	For the time being, no. There may be reporting or structural changes after the transaction closes, but for now it is business as usual.

•	We will share more information as we go through the detailed integration planning process.

12. Will Energy Transfer offer severance to employees whose positions are eliminated as a result of this transaction?

•	Yes. If an employee’s position is eliminated as a result of the transaction, Energy Transfer has committed to offering severance benefits.

•	Details on the severance benefits available to impacted employees will be communicated at the appropriate time.

13. When is the transaction expected to close? What happens between now and then?

•	We anticipate closing the transaction in mid-2021, following the satisfaction of customary closing conditions and required regulatory clearances.

•	Until then, Enable and Energy Transfer will continue to operate as separate and independent companies.

14. How soon can Enable employees interact with Energy Transfer employees?

•	Please do not engage with Energy Transfer employees regarding this transaction unless you are directed to do so by your vice president.

15. Who can I contact if I have more questions?

•	If you have questions, please contact your vice president

•	Send questions to questions@enablemidstream.com

•	We will continue to keep you updated on important developments as we move through the transaction and integration planning process.

No Offer or Solicitation

This communication relates to a proposed merger (the “Merger”) between Enable and Energy Transfer (“Energy Transfer”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Merger, Energy Transfer will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a consent solicitation statement of Enable and a prospectus of Energy Transfer. The Merger will be submitted to Enable’s unitholders for their consideration. Enable and Energy Transfer may also file other documents with the SEC regarding the Merger. The definitive consent solicitation statement/prospectus will be sent to the unitholders of Enable. This document is not a substitute for the registration statement and consent solicitation statement/prospectus that will be filed with the SEC or any other documents that Enable or Energy Transfer may file with the SEC or send to unitholders of Enable in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF ENABLE AND Energy Transfer ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Enable or Energy Transfer through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Enable will be made available free of charge on Enable’s website at http://investors.enablemidstream.com/financials/sec-filings/default.aspx or by directing a request to Investor Relations, Enable Midstream Partners LP, 499 W. Sheridan Ave., Suite 1500, Oklahoma City, OK 73102, Tel. No. (405) 558-4600. Copies of documents filed with the SEC by Energy Transfer will be made available free of charge on Energy Transfer’s website at http://energytransfer.com/investor-relations or by directing a request to Investor Relations, Energy Transfer, 8111 Westchester Drive, Dallas, TX 75225 Tel. No. (214) 981-0795.

Participants in the Solicitation

(a) Enable, Energy Transfer, and the directors and executive officers of their respective general partners and (b) OGE Energy Corp. and CenterPoint Energy, Inc. and their affiliates, may be deemed to be participants in the solicitation of proxies in respect to the Merger.

Information regarding the directors and executive officers of Enable’s general partner is contained in Enable’s 2019 Annual Report on Form 10-K filed with the SEC on February 19, 2020, and certain of its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Enable’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of Energy Transfer’s general partner is contained in Energy Transfer’s 2019 Annual Report on Form 10-K filed with the SEC on February 21, 2020 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Energy Transfer’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the consent solicitation statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Enable or Energy Transfer expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the company and its operations following the Merger, integration and transition plans, anticipated cost savings, tax benefits and synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that unitholders of Enable may not approve the Merger, the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Merger, the risk that any announcements relating to the Merger could have adverse effects on the market price of Energy Transfer’s or Enable’s common units, the risk that the Merger and its announcement could have an adverse effect on the ability of Enable and Energy Transfer to retain and hire key personnel, on the ability of Enable to attract third-party customers and maintain its relationships with joint venture counterparties and on Enable’s operating results and businesses generally, including the ongoing COVID-19 Pandemic, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the companies, which may result in the companies not operating as effectively and efficiently as expected following the Merger, the risk that the parties may be unable to achieve the anticipated benefits or any other synergies from the Merger or that it may take longer than expected to achieve those benefits and synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Enable’s or Energy Transfer’s control, including those detailed in Enable’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http:// http://www.enablemidstream.com and on the SEC’s website at http://www.sec.gov, and those detailed in Energy Transfer’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Energy Transfer’s website at http://www.energytransfer.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Enable or Energy Transfer believe to be reasonable but that may not prove to be accurate. Any forward- looking statement speaks only as of the date on which such statement is made, and Enable and Energy Transfer undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.